[LETTERHEAD OF DRINKER BIDDLE & REATH LLP]

February 24, 2009

VIA EDGAR

Tom Kluck

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Pennsylvania Real Estate Investment Trust
File No. 333-155723
Registration Statement on Form S-3

Dear Mr. Kluck:

On behalf of Pennsylvania Real Estate Investment Trust (the “Trust”), we are transmitting for filing one copy of Amendment No. 1 (the “Amendment”) to the Trust’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”) on November 26, 2008. Also on behalf of the Trust, we have set forth below the responses to the comments contained in the Commission’s letter dated December 16, 2008 with respect to the Registration Statement. For your convenience, we have repeated your comments in bold type and set forth the response of the Trust to each comment immediately below the text of the applicable comment.

Item 16, Exhibits, page 54

1.	We note that you have filed the forms of the indentures as Exhibits 4.1, 4.2 and 4.3 to this registration statement. Please file the actual indentures, which may be open-ended, prior to the effectiveness of this registration statement. Please refer to Section 201.04 under “1939 Act – General Guidance,” which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp. htm, and revise accordingly.

The Trust supplementally confirms to the Commission that the indentures filed as Exhibits 4.1, 4.2 and 4.3 are the actual indentures intended for use by the Trust and they only omit information that will not be available until the time of an offering of the relevant debt securities to be governed thereby. The Trust has revised the exhibit index to delete the language “form of” with respect to Exhibits 4.1, 4.2 and 4.3.

[LETTERHEAD OF DRINKER BIDDLE & REATH LLP]

Tom Kluck

February 24, 2009

2.	We note that you have not filed the statement of eligibility of the trustee. Please file this in accordance with the requirements of Item 601(b)(25) of Regulation S-K. To the extent you intend to rely upon Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis, you must note this in the exhibit list. If you intend to designate the trustee on a delayed basis, please be aware that companies relying upon Section 305(b)(2) must separately file the Form T-1 under the electronic form type “305B2.” Please refer to Section 220.01 under “1939 Act – General Guidance,” which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

The Trust acknowledges the required separate filing of the Form T-1 at the time of a take-down from the Registration Statement and has revised the exhibit index accordingly.

Please direct any questions or comments with respect to the Amendment to the undersigned at (215) 988-2759 or, in my absence, W. Eric Marr at (215) 988-1118.

Very truly yours,

/s/ Robert C. Juelke

Robert C. Juelke

cc:	Bruce Goldman, Esq.

Daniel Pliskin, Esq.

Howard A. Blum, Esq.

W. Eric Marr, Esq.